VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Aberdeen Funds Post-Effective Amendment No. 84 to the Registration Statement Filed on December 22, 2017, SEC Accession No. 0001104659-17-074870

Securities Act File No. 333-146680; Investment Company Act File No. 811-22132

Dear Ms. Dubey:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) provided in a telephone conversation with Jennifer M. Rogers and Robert W. Hepp of Aberdeen Asset Management Inc. (“Aberdeen”) on February 2, 2018, and in subsequent telephone conversations with Jennifer M. Rogers and Robert W. Hepp of Aberdeen on February 9, 2018 and March 5, 2018.  The Amendment contains the prospectus (the “Prospectus”) and statement of additional information (the “SAI”) for the following new series of Aberdeen Funds (the “Registrant”): (1) Aberdeen Dynamic Dividend Fund; (2) Aberdeen Global Infrastructure Fund; (3) Aberdeen High Yield Managed Duration Municipal Fund; (4) Aberdeen International Real Estate Equity Fund; (5) Aberdeen Realty Income & Growth Fund; (6) Aberdeen Income Builder Fund; and (7) Aberdeen Ultra Short Municipal Income Fund (each a “Fund” and collectively the “Funds”).

For your convenience, the substance of the Staff’s comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

General Comments

Comment No. 1:                                                     As the Funds are proposed to be the acquiring funds in connection with the reorganizations of certain corresponding series of Alpine Series Trust, Alpine Equity Trust and Alpine Income Trust (the “Reorganizations”), please confirm that the Registrant will file additional post-effective amendment(s), as needed, to delay the effectiveness of this filing until such time as the Reorganizations are consummated.

Response:                                                                                        As the Registrant intends to incorporate by reference certain portions of the Amendment into its Registration Statement on Form N-14 relating to the proposed Reorganizations, the Registrant proposes that this filing would become effective on or about March 7, 2018, which is before the Reorganizations are proposed to be completed.  However, the Registrant confirms that the Prospectus and SAI contained in this Registration Statement will only be used in connection with its incorporation by reference into the Registration Statement on Form N-14 until the Reorganizations are consummated.  The Registrant intends to file a supplement to the Prospectus and SAI under Rule 497 to disclose that shares of the Funds will not be publicly offered until the closing of the Reorganizations.

Prospectus Comments

Comment No. 2:                                                     Please either confirm that Registrant will be using Institutional Class shares as “clean shares” (as the Staff has interpreted that term in the Capital Group (Jan. 11, 2017) interpretive letter and related Frequently Asked Questions) or remove the following sentence in the Funds’ “Fees and Expenses of the Fund” sections: “This table does not include the brokerage commissions that you may pay when purchasing or selling Institutional Class shares of the Fund.”

Response:                                                                                        The Registrant believes that its Institutional Class shares are eligible to be utilized as “clean shares” by an intermediary.  Accordingly, the Registrant has not removed the permitted language about clean shares’ commissions.

Comment No. 3:                                                     Please move the following two sentences contained in the footnotes of the Funds’ “Fees and Expenses of the Fund” sections out of the Funds’ summary sections: “Under some circumstances, the Fund may waive the quarterly fee. See the Statement of Additional Information for information about the circumstances under which this fee will not be assessed.”

Response:                                                                                        The Prospectus has been revised to address the Staff’s comment.

Comment No. 4:                                                     For each of the Aberdeen Dynamic Dividend Fund, Aberdeen Global Infrastructure Fund and Aberdeen Income Builder Fund please disclose the Fund’s policy with respect to market capitalization of equity investments.

Response:                                                                                        The Prospectus has been revised to address the Staff’s comment.

Comment No. 5:                                                     With respect to the Funds’ policies to invest under Rule 35d-1 of the Investment Company Act of 1940, as amended, at least 80% of net assets consistent with the Funds’ names, please add after “net assets” the following language: “plus borrowings for investment purposes.”

Response:                                                                                        The Prospectus has been revised to add the following definition of net assets: “Net assets include the amount of any borrowings for investment purposes.”

Comment No. 6:                                                     With respect to the Aberdeen Dynamic Dividend Fund, please clarify whether the language regarding the Aberdeen Dynamic Dividend Fund’s policy to invest at least 80% of its assets in certain enumerated securities, including “companies that have announced a special dividend or announced that they will pay dividends within six months” is exclusive to those types of securities, or whether it is meant to be broader to include, for example, companies that have paid dividends within the previous six months.

Response:                                                                                        The Prospectus has been revised to address the Staff’s comment.

Comment No. 7:                                                     With respect to Funds that have an 80% policy required by Rule 35d-1, please confirm supplementally that derivatives are valued based on market value not notional value.

Response:                                                                                        The Registrant confirms that, to the extent that a Fund invests in derivatives with an underlying asset that meets such Fund’s 80% policy required by Rule 35d-1, the market value, and not the notional value, of the derivative would be included to meet the 80% minimum.

Comment No. 8:                                                     In the “Principal Risks” section of the summary section for the Aberdeen Dynamic Dividend Fund, please disclose the risks related to the Fund’s investments in real estate investment trusts, which are noted in the Fund’s “Principal Strategies” section.

Response:                                                                                        The disclosure in the Fund’s “Principal Strategies” section stated that “[t]he Fund may, from time to time, also invest in preferred stocks, real estate investment trusts (“REITs”), options and securities convertible into or exchangeable for common stocks, such as convertible debt.”  Since these are not considered principal strategies of the Fund, the Registrant has removed this disclosure from the summary sections and added disclosure under Item 9 disclosing that such investments are non-principal.

Comment No. 9:                                                     Please confirm whether the convertible debt securities that are included in some of the Funds’ principal strategies include contingent convertible securities (“CoCos”). If so, and they are a principal strategy of a Fund, please specifically reference CoCos in the relevant Fund’s “Principal Strategies” section, and disclose the corresponding risks in the “Principal Risks” section.

Response:                                                                                        The Registrant confirms that each Fund will be permitted to invest in CoCos as a type of convertible debt security and may invest in CoCos from time-to-time; however, CoCos will not be a principal investment for any of the Funds. As a result, the Registrant has not added specific disclosure about CoCos under “Principal Strategies” or “Principal Risks”. The Registrant notes, however, that information about CoCos and related risks has been added under “Fund Details—Additional Information about Investments, Investment Techniques and Risks—Convertible Securities Risk” in the Prospectus.

Comment No. 10:                                              For the Aberdeen Dynamic Dividend Fund, please disclose, if applicable, that the Fund may engage in active and frequent trading in connection with its dividend capture strategies.

Response:                                                                                        The Prospectus has been revised to address the Staff’s comment.

Comment No. 11:                                              The following sentence should not be included in the Funds’ summary sections: “The Fund’s 80% investment policy may be changed by the Board of Trustees upon 60 days’ prior notice to shareholders.”

Response:                                                                                        The Registrant has moved these sentences from the summary sections to later in the statutory Prospectus.

Comment No. 12:                                              The disclosure about temporary defensive positions is not considered a summary section item and should be removed from the Funds’ summary sections.

Response:                                                                                        The Registrant has moved this disclosure from the summary sections to later in the statutory Prospectus.

Comment No. 13:                                              If foreign currency transactions, which are noted in the principal risks section, are a principal strategy of the Aberdeen Dynamic Dividend Fund, please include related disclosure in the Fund’s principal strategies section.

Response:                                                                                        “Foreign Currency Transactions Risk” is not considered a principal risk of the Aberdeen Dynamic Dividend Fund. Accordingly, the Registrant has removed this risk factor from the Fund’s summary section.

Comment No. 14:                                              For the Aberdeen Dynamic Dividend Fund, please consider whether “Operational Risk” is a principal risk or whether it would be more appropriate elsewhere in the registration statement.

Response:                                                                                        The Registrant has moved this disclosure out of the Funds’ summary sections to the back of the statutory Prospectus.

Comment No. 15:                                              In the summary sections for the Aberdeen Dynamic Dividend Fund, Aberdeen Global Infrastructure Fund, Aberdeen Income Builder Fund and Aberdeen Ultra Short Municipal Income Fund, under “Principal Risks,” please add disclosure to the “Portfolio Turnover Risk” factor relating to higher taxes being a consequence of high portfolio turnover.

Response:                                                                                        The Prospectus has been revised to address the Staff’s comment.

Comment No. 16:                                              If swaps, which are mentioned in the principal risks section, are a principal strategy of the Aberdeen Dynamic Dividend Fund, please include disclosure in the principal strategies section.

Response:                                                                                        “Swaps Risk” is not considered a principal risk of the Aberdeen Dynamic Dividend Fund. Accordingly, the Registrant has removed this risk factor from the Fund’s summary section.

Comment No. 17:                                              For the Aberdeen Dynamic Dividend Fund, please reconcile the disclosure relating to the inception date for Class A shares.

Response:                                                                                        The Prospectus has been revised to address the Staff’s comment.

Comment No. 18:                                              Please move or remove the following disclosure, which is not a permissible item for the Funds’ summary sections: “Unlike the bar chart, the returns in the table reflect the maximum applicable sales charges.”

Response:                                                                                        The Prospectus has been revised to address the Staff’s comment.

Comment No. 19:                                              Please move or remove the following disclosure from certain of the Funds’ “Performance” sections, which is not a permissible item for the Funds’ summary sections: “To the extent that the Fund’s historical performance resulted from gains derived from participation in IPOs and/or secondary offerings, there is no guarantee that these results can be replicated in future periods or that the Fund will be able to participate to the same degree in IPOs and secondary offerings in the future.”

Response:                                                                                        The Registrant notes that the historical performance of certain Funds was materially impacted in prior periods by gains derived from participation in IPOs and/or secondary offerings, which may not be replicated in future periods.  The Registrant believes that this is important disclosure for investors to have when considering the historical performance of such Funds.  Accordingly, the Registrant has made no changes in response to this comment.

Comment No. 20:                                              Please add “of the Fund” to the end of the following sentence in the Funds’ performance sections: “Returns of the Predecessor Fund have not been adjusted to reflect the expenses applicable to the respective classes.”

Response:                                                                                        The Prospectus has been revised to incorporate the Staff’s comment.

Comment No. 21:                                              In the summary section for the Aberdeen Global Infrastructure Fund, under “Principal Strategies,” it states that “[e]xamples of infrastructure assets include, but are not limited to, transportation assets, utility assets, and social assets.”  Please describe what is included within the term “social assets.”

Response:                                                                                        The Prospectus has been revised to address the Staff’s comment.

Comment No. 22:                                              If the Aberdeen Global Infrastructure Fund, which discloses a concentration risk, has a principal strategy of concentrating investments in a particular sector, or if the Fund’s principal strategies are likely to result in the Fund’s investments being concentrated in a particular sector, please disclose in the Fund’s principal strategies section.

Response:                                                                                        The Prospectus has been revised to address the Staff’s comment.

Comment No. 23:                                              Please describe the Aberdeen Global Infrastructure Fund’s dividend strategy, which is disclosed as a risk in the Fund’s principal risks section, in the Fund’s principal strategies section.

Response:                                                                                        “Dividend Strategy Risk” is not considered a principal risk of the Aberdeen Global Infrastructure Fund. Accordingly, the Registrant has removed this risk factor from the Fund’s summary section.

Comment No. 24:                                              Please describe the Aberdeen Global Infrastructure Fund’s growth stock strategy, which is disclosed as a risk in the Fund’s principal risks section, in the Fund’s principal strategies section.

Response:                                                                                        “Growth Stock  Risk” is not considered a principal risk of the Aberdeen Global Infrastructure Fund. Accordingly, the Registrant has removed this risk factor from the Fund’s summary section.

Comment No. 25:                                              Please describe the Aberdeen Global Infrastructure Fund’s foreign currency transactions strategy, which is disclosed as a risk in the Fund’s principal risks section, in the Fund’s principal strategies section.

Response:                                                                                        “Foreign Currency Transactions Risk” is not considered a principal risk of the Aberdeen Global Infrastructure Fund. Accordingly, the Registrant has removed this risk factor from the Fund’s summary section.

Comment No. 26:                                              Please describe the Aberdeen Global Infrastructure Fund’s undervalued stock strategy, which is disclosed as a risk in the Fund’s principal risks section, in the Fund’s principal strategies section.

Response:                                                                                        “Undervalued Stock Risk” is not considered a principal risk of the Aberdeen Global Infrastructure Fund. Accordingly, the Registrant has removed this risk factor from the Fund’s summary section.

Comment No. 27:                                              Please include a broad-based securities market index instead of, or in addition to, the sector index included in the average annual total returns table for the Aberdeen Global Infrastructure Fund.

Response:                                                                                        The Registrant has revised the indices to reflect the MSCI All Country World Index as an appropriate broad based securities market index and the S&P Global Infrastructure Index as an additional index.

Comment No. 28:                                              For the Aberdeen High Yield Managed Duration Municipal Fund, please move the example language regarding the three-year duration out of the Fund’s principal strategies section to the Fund’s principal risks section and please change the example to instead address a seven-year duration.

Response:                                                                                        The Prospectus has been revised to address the Staff’s comment.

Comment No. 29:                                              In the summary section for the Aberdeen High Yield Managed Duration Municipal Fund, under “Principal Strategies,” please include (or repeat if included in another section) a description of the Tobacco Master Settlement Agreement and the appropriation pledge.

Response:                                                                                        The Prospectus has been revised to address the Staff’s comment.

Comment No. 30:                                              With respect to the paragraph on the Aberdeen High Yield Managed Duration Municipal Fund’s paragraph on borrowing, if the Fund does not intend to borrow up to one-third of its assets, this language may be removed from the summary section. Also, please only include information about borrowings and the purposes of the borrowings in the summary section to the extent that those purposes are part of the Fund’s principal investment strategies.

Response:                                                                                        The Registrant has removed this disclosure from the summary sections to later in the statutory Prospectus.

Comment No. 31:                                              If “Land-Secured or “Dirt” Bonds Risk” is considered a principal risk of the Aberdeen High Yield Managed Duration Municipal Fund, please include corresponding disclosure in the Fund’s “Principal Strategies” section.

Response:                                                                                        “Land-Secured or ‘Dirt’ Bonds Risk” is not considered a principal risk of the Aberdeen High Yield Managed Duration Municipal Fund. Accordingly, the Registrant has removed this risk factor from the Fund’s summary section.

Comment No. 32:                                              “Municipal Sector Concentration Risk” is identified as a principal risk in the summary sections for the Aberdeen High Yield Managed Duration Municipal Fund and Aberdeen Ultra Short Municipal Income Fund.  If not referring to a fund’s policy to concentrate (i.e. invest more than 25% of its assets) its investments in a single industry, please use a word other than “concentration.”

Response:                                                                                        The “Municipal Sector Concentration Risk” factor has been revised to remove references to the word “concentration.”

Comment No. 33:                                              If “Puerto Rico and U.S. Territories Risk” is considered a principal risk of the Aberdeen High Yield Managed Duration Municipal Fund, please include corresponding disclosure in the Fund’s “Principal Strategies” section.

Response:                                                                                        “Puerto Rico and U.S. Territories Risk” is not considered a principal risk of the Aberdeen High Yield Managed Duration Municipal Fund. Accordingly, the Registrant has removed this risk factor from the Fund’s summary section The Registrant notes, however, that information about Puerto Rico and U.S. Territories as a non-principal risk has been included under “Fund Details—Additional Information about Investments, Investment Techniques and Risks— Puerto Rico and U.S. Territories Risk” later in the statutory Prospectus.

Comment No. 34:                                              “Redemption Risk” is identified as a principal risk in the summary sections for the Municipal Funds.  Please explain in your response to the Staff why redemption risk is a principal risk for these Funds.  Alternatively, consider deleting if it is determined that redemption risk is not a principal risk for the Funds.

Response:                                                                                        The Registrant believes that redemption risk is applicable to the Municipal Funds because the Funds invest in fixed income securities markets, which may be less liquid at times of stress. Additionally, the Municipal Funds, and especially the Ultra Short Municipal Income Fund, are expected to be utilized by institutions as a cash management alternative, making the Funds subject to the risk of frequent redemptions.

Comment No. 35:                                              In the summary sections for the Municipal Funds, in the first paragraph under “Performance,” please delete the following sentence: “The chart and table assume reinvestment of dividends and distributions.”

Response:                                                                                        The Prospectus has been revised to address the Staff’s comment.

Comment No. 36:                                              With respect to the Aberdeen High Yield Managed Duration Municipal Fund, please explain supplementally why the S&P High Yield Municipal Index was not chosen as the Fund’s appropriate broad-based securities market index.

Response:                                                                                        The Registrant has determined to retain the Alpine High Yield Managed Duration Municipal Fund’s existing benchmark for the Aberdeen High Yield Managed Duration Municipal Fund. The Registrant will review the Fund’s benchmark during the Registrant’s normal benchmark review process, and may change the Aberdeen High Yield Managed Duration Municipal Fund’s benchmark to the S&P High Yield Municipal Index or another benchmark if deemed appropriate.

Comment No. 37:                                              In the summary section for the Aberdeen International Real Estate Equity Fund, under “Principal Strategies,” it states that “[u]nder normal circumstances, the International Real Estate Equity Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of non-U.S. issuers located in at least three countries (excluding the United States) which are (i) principally engaged in the real estate industry, (ii) are principally engaged in real estate financing or (iii) control real estate assets with an aggregate estimated value equal to no less than 50% of such issuer’s assets” and that “[t]hese companies include, but are not limited to, real estate investment trusts (“REITs”), real estate operating companies and homebuilders, and companies with substantial real estate holdings, such as hotel and entertainment companies” (emphasis added).  With respect to criteria (i)-(iii) above, please clarify what “principally engaged” and “control” mean.  Additionally, please consider revising the word “substantial.”  The Staff believes that “substantial” real estate holdings may not constitute a majority and the Staff believes that a majority would be required to show economic ties to the industry consistent with Rule 35d-1.

Response:                                                                                        “Principally engaged” in the real estate industry or in real estate financing means that a majority of a company’s revenues are derived from the real estate industry or from real estate financing, respectively, or that the company is classified as a “real estate” company under either the Standard & Poor’s Global Industry Classification System (GICS) or by a similarly recognized classification system from other providers such as Bloomberg, FTSE, etc. “Control” real estate assets means to own such assets.  “Substantial” real estate holdings means a majority of real estate holdings.  The Prospectus has been revised to address the Staff’s comment.

Comment No. 38:                                              With respect to the Aberdeen International Real Estate Equity Fund’s average annual total returns chart, please reverse the order of the indices being shown so that the MSCI EAFE Index, which is a broad-based securities index, is shown first while the FTSE EPRA/NAREIT® Global ex-U.S. Index, which appears to be a sector index, is shown second.

Response:                                                                                        The order of the indices has been reversed.

Comment No. 39:                                              In the summary section for the Aberdeen Realty Income & Growth Fund, under “Principal Strategies,” it states that “[u]nder normal circumstances, the Realty Income & Growth Fund invests 80% of its net assets (plus the amount of any borrowings for investment purposes) in the securities of issuers which (i) are principally engaged in the real estate industry, (ii) are principally engaged in real estate financing or (iii) control real estate assets with an aggregate estimated value equal to no less than 50% of such issuer’s assets” and that “[t]hese companies include, but are not limited to, real estate investment trusts (“REITs”), real estate operating companies and homebuilders, and companies with substantial real estate holdings, such as hotel and entertainment companies” (emphasis added).  With respect to criteria (i)-(iii) above, please clarify what “principally engaged” and “control” mean.  Additionally, please consider revising the word “substantial.”  The Staff believes that “substantial” real estate holdings may not constitute a majority and the Staff believes that a majority would be required to show economic ties to the industry consistent with Rule 35d-1.

Response:                                                                                        “Principally engaged” in the real estate industry or in real estate financing means that a majority of a company’s revenues are derived from the real estate industry or from real estate financing, respectively, or that the company is classified as a “real estate” company under either the Standard & Poor’s Global Industry Classification System (GICS) or by a similarly recognized classification system from other providers such as Bloomberg, FTSE, etc. “Control” real estate assets means to own such assets.  “Substantial” real estate holdings means a majority of real estate holdings.  The Prospectus has been revised to address the Staff’s comment.

Comment No. 40:                                              In the summary section for the Aberdeen Realty Income & Growth Fund, under “Principal Strategies,” it states that “[t]he Fund may invest up to 35% of its net assets in the securities of foreign issuers.”  Please add a corresponding principal risk factor regarding investments in foreign issuers to the “Principal Risks” section.  Additionally, consider whether investment in securities of emerging market issuers is also a principal investment strategy of this Fund and, if so, disclose the corresponding principal risk factor.

Response:                                                                                        The Registrant has added “Foreign Securities Risk” to the “Principal Risks” section for the Aberdeen Realty Income & Growth Fund.

Comment No. 41:                                              In the summary section for the Aberdeen Realty Income & Growth Fund, under “Principal Strategies,” disclose the Fund’s maturity policy with respect to debt investments.

Response:                                                                                        The Registrant has added disclosure to the summary section which states that “[t]he Fund may invest in securities of any maturity.

Comment No. 42:                                              In the summary section for the Aberdeen Realty Income & Growth Fund, under “Principal Strategies,” it states that “[t]he Fund may invest in both investment grade and non-investment grade debt securities...”  Please disclose that non-investment grade investments are also referred to as “junk bonds.”

Response:                                                                                        The Prospectus has been revised to address the Staff’s comment.

Comment No. 43:                                              With respect to the Aberdeen Realty Income & Growth Fund’s Average Annual Total Returns Table, please note that a broad-based securities market index is needed as it appears that the two indices being shown are both sector indices.

Response:                                                                                        The Registrant has revised the indices to reflect the S&P 500® Index as an appropriate broad-based securities market index and the MSCI US REIT Index as an additional index.

Comment No. 44:                                              In the summary section for the Aberdeen Income Builder Fund, under “Principal Strategies,” disclose how the strategies reflect the word “builder” in the Fund name.

Response:                                                                                        The Registrant has included the requested disclosure.

Comment No. 45:                                              In the summary section for the Aberdeen Income Builder Fund, under “Principal Strategies,” it states that “[t]he Fund may invest up to 50% of its total assets in debt securities and other type of investment that are below investment grade.”  Please disclose that below investment grade investments are also referred to as “junk bonds.”

Response:                                                                                        The Prospectus has been revised to address the Staff’s comment.

Comment No. 46:                                              In the summary section for the Aberdeen Income Builder Fund, under “Principal Strategies,” the Fund discloses that it may invest in emerging markets countries.  Please add a corresponding emerging markets risk factor to the “Principal Risks” section.

Response:                                                                                        The Prospectus has been revised to address the Staff’s comment.

Comment No. 47:                                              In the sections entitled “Other Investments and Strategies (excluding the Ultra Short Municipal Income Fund and High Yield Managed Duration Municipal Fund)” and

“Other Investments and Strategies for the Ultra Short Municipal Income Fund and High Yield Managed Duration Municipal Fund” under “More on the Funds’ Investment Strategies, Investments and Risks,” please revise the disclosure to clarify whether the investment techniques are principal or non-principal investment strategies for each Fund.

Response:                                                                                        The Prospectus has been revised to clarify that the principal investments and principal risks of each Fund are disclosed in each Fund’s summary section, and that the above-referenced sections provide additional information regarding the additional non-principal investments, investment techniques and risks of the Funds.  Additionally, a statement has been added to clarify that certain of the investments, techniques and risks noted in these sections provide additional information on the principal risks for some of the Funds.

Comment No. 48:                                              In the “Investment Risks” section under “More on the Funds’ Investment Strategies, Investments and Risks — Investment Risks,” please clarify whether the risks described are principal or non-principal risks for each Fund.

Response:                                                                                        The Prospectus has been revised to clarify that the principal risks of each Fund are disclosed in each Fund’s summary section, and that the above-referenced section provides additional information regarding the additional non-principal risks of the Funds.  Additionally, a statement has been added to clarify that certain of the risks noted in this section provide additional information on the principal risks for some of the Funds.

Comment No. 49:                                              With respect to the first bullet under “Investing with Aberdeen Funds—Waiver of Class A Sales Charges,” please specify the broker-dealers who have dealer/selling agreements with the Funds’ distributor. You may do so in an Appendix.

Response:                                                                                        The Registrant did not include the requested language or appendix in response to this comment as it would no longer be applicable. This is because the waiver of Class A sales charges language has been updated to match the Aberdeen Funds’ policies, which were recently amended as disclosed in a sticker filing made in May of 2017. In updating these policies, certain categories of investors eligible for such waivers were removed, including the category of investors purchasing shares through an unaffiliated brokerage firm that has an agreement with the Fund to the Fund’s distributor to waive sales charges. For consistency purposes, the Funds disclosure has also been updated.

Comment No. 50:                                              With respect to the last bullet under “Investing with Aberdeen Funds—Waiver of Class A Sales Charges,” please specify the financial intermediaries who have agreements with the Funds’ distributor to offer shares to self-directed investment brokerage accounts. You may do so in an Appendix.

Response:                                                                                        The Registrant did not include the requested language or appendix in response to this comment as it would no longer be applicable. This is because the waiver of Class A sales charges language has been updated to match the Aberdeen Funds’ policies, which were recently amended as disclosed in a sticker filing made in May of 2017. In updating these policies, certain categories of investors eligible for such waivers were removed, including the category of investors purchasing shares through financial intermediaries with which the Acquiring Funds’ distributor maintains an agreement to offer self-directed investment brokerage accounts. For consistency purposes, the Funds disclosure has also been updated.

Comment No. 51:                                              In the section “Investing with Aberdeen Funds—Waiver of Class A Sales Charges,” it states that “[t]he SAI lists other investors eligible for sales charge waivers.”  The Staff notes that the only sales charge waivers that are permitted to be disclosed only in the SAI and not in the Prospectus are waivers of sales loads in connection with the terms of a reorganization or waivers of sales loads for directors and other affiliated persons of a fund.  Please confirm in your response to the Staff that all other sales charge waivers are disclosed in the Prospectus.

Response:                                                                                        The Registrant confirms that all other sales charge waivers other than those noted above are disclosed in the Prospectus.

Comment No. 52:                                              With respect to the second paragraph under “Share Classes — Purchasing Class A Shares Without a Sales Charge,” please specify the financial intermediaries who receive a “finder’s fee” paid by the Funds’ Distributor or Adviser.  You may do so in an Appendix.

Response:                                                                                        The Registrant respectfully declines to add the requested disclosure.  The Registrant submits that the Acquiring Funds’ distributor may pay a finder’s fee to any dealer.  The CDSC would only be charged in the event a finder’s fee was paid.

Comment No. 53:                                              In the in first and second bullet points under the “Investing Through Financial Intermediaries” section, please revise the language regarding when a Fund will be deemed to have received an order to clarify that it is upon receipt, consistent with Rule 22c-1(a), by replacing “accepted” with “received” and “acceptance” with “receipt.”

Response:                                                                                        The Prospectus has been revised to incorporate the Staff’s comment.

Comment No. 54:                                              In the “Buying, Exchanging and Selling Shares — Selling Shares” section, please add disclosure of the methods that the Funds’ typically expect to use to meet redemption requests.

Response:                                                                                        The Prospectus has been revised to address the Staff’s comment.

Comment No. 55:                                              With respect to the Funds that are disclosing acquired fund fees and expenses in their fee tables, consider whether these Funds should be adding investments in investment companies to their principal strategies section.

Response:                                                                                        The Registrant respectfully declines to add disclosure because investments in other investment companies are not currently a principal strategy of any of the Funds.

SAI Comments

Comment No. 56:                                              The Staff noted that in the “Investment Restrictions” section of the SAI, under No. 6., “Concentration in Any One Industry,” the industry concentration policy was not disclosed for certain Funds.  Please disclose the industry concentration policies for the High Yield Managed Duration Municipal Fund or the Ultra Short Municipal Income Fund.

Response:                                                                                        The industry concentration policies for the High Yield Managed Duration Municipal Fund or the Ultra Short Municipal Income Fund have been included in the SAI.

Comment No. 57:                                              In your response to the Staff, please confirm that a Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investment should be allocated when determining the Fund’s compliance with its concentration policy. See Investment Company Act Release No. 9785 (May 31, 1977); Letter to Pilgrim Prime Rate Trust (June 29, 1989).

Response:                                                                                        The Registrant acknowledges the above-referenced guidance.  However, it would not impact the Registrant’s compliance with its industry concentration policies whether or not it looks through such investments when determining compliance with industry concentration policies. The two Funds that would hold these securities, the Aberdeen High Yield Managed Duration Municipal Fund and the Aberdeen Ultra Short Municipal Income Fund, both have fundamental policies to invest at least 80% of their assets in municipal securities that are tax-free (the “80% policies”). In order to meet these fundamental investment policies, each Fund invests at least 80% of its assets in governmental securities, which are not considered a part of any industry for the purposes of determining compliance with industry concentration policies. Therefore, if each Fund is in compliance with its 80% policy, it will be in compliance with its industry concentration policy, and will not need to perform duplicative testing.

Comment No. 58:                                              Please disclose that each Fund will consider the concentration of the underlying holdings of investment companies in which such Fund is invested when determining the concentration of the Fund in an industry.

Response:                                                                                        The Registrant has added disclosure stating that it will endeavor to consider the concentration policy of underlying investment companies when determining a Fund’s compliance with its concentration policy.

Comment No. 59:                                              In the “Investment Restrictions” section of the SAI, under No. 6., “Concentration in Any One Industry,” please remove the asterisk indicating that the concentration policy of each of the Dynamic Dividend Fund and Income Builder Fund is non-fundamental and may be changed by the Trustees without shareholder approval.  The Staff believes that each Fund’s industry concentration policy should be fundamental.

Response:  The SAI has been revised to address the Staff’s comment.

Comment No. 60:                                              There is disclosure that the Aberdeen High Yield Managed Duration Municipal Fund may invest more than 25% of its assets in municipal obligations whose issuers are located in the same state. Please consider whether disclosure should be added to the principal strategies and principal risks section.

Response:  Although the Fund may invest more than 25% of its assets in a single state from time to time, it  has no principal strategy to do so and therefore has not added disclosure to the principal strategies and risks section.

Comment No. 61:                                              In the “Investment Restrictions” section of the SAI, under No. 6, “Concentration in Any One Industry,” with respect to the Funds for which it is noted that there is a policy to concentrate in a particular industry, please clarify whether there are any additional industries within which those Funds may concentrate, and if there are none, please disclose.

Response:  The SAI has been revised to address the Staff’s comment.

Comment No. 62:                                              In the “Investment Restrictions” section of the SAI, under No. 10, “Real Estate,” please disclose the fundamental real estate policy for the Aberdeen High Yield Managed Duration Municipal Fund.

Response:  The SAI has been revised to address the Staff’s comment.

*                     *                  *                  *                   *

In connection with the Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)         the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)         Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)          the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Should you have any questions concerning the above, please call the undersigned at (215) 405-5757.

Very truly yours,

/s/ Lucia Sitar

Lucia Sitar, Aberdeen Asset Management Inc.
cc:
Rose F. DiMartino, Willkie Farr & Gallagher LLP
Elliot J. Gluck, Willkie Farr & Gallagher LLP